

September 14, 2006

Alejandro Sánchez Mujica, General Counsel
Vitro, S.A. de C.V.
Ave. Ricardo Margain Zozaya #400
Col. Valle del Campestre
San Pedro Garza Garcia
Nuevo Leon, 66265 Mexico

> **Re: Vitro, S.A. de C.V.**
> **Amendment No. 1 to Registration Statement on Form F-4**
> **Filed August 30, 2006**
> **File No. 333-135546**

Dear Mr. Sánchez:

We have limited our review of your filing to those issues we have addressed on our comments. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please file a marked copy of amendment number one that shows the changes you have made to your registration statement. Please file marked copies of future amendments. *See* Rule 472(a) of Regulation C and Rule 310 of Regulation S-T.

2. Please disclose that Vitro Envases Norteamerica, S.A. de C.V., Vitro's glass containers division closed on the issuance of $110 million aggregate principal amount of senior short term guaranteed notes and file this agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

Recent Developments, page 6

3. We note your response to prior comment 8. Please provide this disclosure in the prospectus, including the amount of the penalty paid to date as requested.

Risk Factors, page 28
Downgrading of our credit ratings . . . , page 31

4. We note your response to prior comment 17. Please provide this disclosure in the risk factor.

<u>Forward-Looking Statements, page 42</u>

5. We reissue prior comment 6. Sections 27A(b)(2)(c) of the Securities Act and Sections 21E(b)(2)(c) of the Exchange Act expressly state that the safe harbor for forward-looking statements does not apply to statements made in connection with a tender offer. Please delete the reference in the first sentence accordingly.

<u>Exhibit 5.1 – Milbank Legal Opinion</u>

6. Please revise assumptions (c) and (d) on page 2 to delete the assumptions with respect to the company. You may assume these matters for third parties but not for the company and you cannot assume due authorization, <u>etc</u>., by the company, but you can rely on other opinions. Make similar revisions to the paragraph following these assumptions.

7. Please delete qualification (ii) on page 3 because it is too broad.

8. Please delete the qualifications starting with (x) on page 4 until the end of the paragraph. Also delete the qualifications in the following paragraph as inappropriate. .

9. You can limit reliance with regard to purpose, but not person. Please delete the word "solely" from the first sentence of the last paragraph.

<u>Exhibit 5.2 – Vitro Legal Opinion</u>

10. In the third full paragraph on page 1, the following assumptions are too broad and assume away the issue that you are opining on: "I have assumed that such parties had or will have the power, corporate or otherwise…" and "have also assumed the due authorization… ." Please revise to delete the assumptions with respect to the company. You may assume these matters for third parties but not for the company.

11. Please delete qualifications (a) – (c) on page 2 as inappropriate.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. Please direct questions to Brigitte Lippmann at (202) 551-3713, or me at (202) 551-3767.

          Sincerely,

          Jennifer Hardy
          Branch Chief

cc: Howard S. Kelberg, Esq.
       Milbank, Tweed, Hadley & McCloy, LLP
       1 Chase Manhattan Plaza
       New York, NY 10005-1413